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                          June 22, 2021

       Stanley Speer
       Chief Financial Officer
       CADIZ INC
       550 South Hope Street
       Suite 2850
       Los Angeles, CA 90071

                                                        Re: CADIZ INC
                                                            Registration
Statement on Form S-3
                                                            Filed June 17, 2021
                                                            File No. 333-257159

       Dear Mr. Speer:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Timothy
Collins at 202-551-3176 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Energy & Transportation
       cc:                                              Kevin Friedmann